Exhibit 13.3

Management’s Discussion & Analysis

Transition to International Financial Reporting Standards (IFRS)

All financial information, including comparative figures pertaining to Cascades’ 2010 results, has been prepared in accordance with International Financial Reporting Standards (IFRS). In the previous year, the Corporation prepared its consolidated financial statements and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), in effect prior to January 1, 2011 (previous GAAP). A reconciliation of certain comparative figures from previous GAAP to IFRS is provided in the table below. The impacts of transition to IFRS at January 1, 2010 and December 31, 2010 were disclosed in our first 2011 quarterly Management Discussion and Analysis (MD&A). For more details on IFRS adjustments at the transition date, please refer to note 30 of the consolidated financial statements on page 58.

The table below provides the reconciliation of 2010 sales, operating income and operating income before depreciation and amortization, excluding specific items, reported under previous GAAP and IFRS and including the effect of discontinued operations for the year ended December 31, 2011.

	Sales	Operating income[1]	Operating income before depreciation and amortization[1]
(in millions of Canadian dollars)	2010	2010	2010
As reported in 2010 (previous GAAP)	3,959	186	398
Less: IFRS adjustments:
Joint ventures	(350)	(20)	(35)
Depreciation and amortization	—	18	—
Others	—	6	6

Including IFRS adjustments	3,609	190	369
Less: discontinued operations[2]	(427)	(35)	(59)

As reported (IFRS)	3,182	155	310

1	Excluding specific items.
2	Discontinued operations are presented net of intercompany transactions.

Year ended December 31, 2010: The transition to IFRS and the impact of discontinued operations1

		Effect of transition to IFRS
(in millions of Canadian dollars)	Previous GAAP	Impairment (Note 1)	Employee benefits (Note 2)	Joint ventures (Note 3)	Others	IFRS	Discontinued operations[2]	As reported
Sales	3,959	—	—	(350)	—	3,609	(427)	3,182
Depreciation and amortization	212	(18)	—	(14)	—	180	(25)	155
Other operating expense	3,625	(18)	7	(316)	—	3,298	(374)	2,924
Operating income (loss)	122	36	(7)	(20)	—	131	(28)	103
Financing expense	109	—	2	(4)	—	107	—	107
Recovery of income taxes	—	8	(2)	(5)	—	1	(7)	(6)

Share of results of associates and joint ventures	(15)	—	—	(11)	(2)	(28)	1	(27)
Net earnings from discontinued operations	(1)	—	—	—	—	(1)	22	21
Net earnings (loss) attributable to non-controlling interest	—	—	—	—	(1)	(1)	—	(1)
Net earnings attributable to Shareholders	17	28	(7)	—	3	41	—	41

1	Includes only line items impacted by IFRS adjustments and discontinued operations.
2	Discontinued operations are presented net of intercompany transactions.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	1

The Corporation made some modifications to its financial information system in order to accommodate the required changes. In addition, the Corporation’s internal and disclosure control processes did not need significant modifications as a result of the conversion to IFRS. The changes required by IFRS have been communicated to the relevant personnel in the organization, including plant controllers as well as the members of the Audit Committee. It is also important to note that our bank covenants are not impacted by these transitional adjustments. The most significant impacts are summarized below.

NOTE 1

On the transition date, the Corporation recorded impairment totalling $150 million on machinery and equipment and $8 million on intangible assets. These adjustments are due to a difference in the methodology used in evaluating the recoverable amount of assets. The net impact on the consolidated statement of earnings for the year ended December 31, 2010 is an $18 million reduction of the Depreciation and amortization expense.

NOTE 2

On the transition date, the Corporation recorded an adjustment of $90 million relating to employee benefits, thereby decreasing retained earnings. The adjustment decreased pension assets by $80 million while increasing pension obligations by $44 million and deferred income tax liabilities by $34 million. The net impact on the year ended December 31, 2010 consolidated statement of earnings, including the recognition of a charge of $18 million relating to a supplemental executive retirement plan put in place for the founding shareholders of the Corporation during the third quarter of 2010, is an increase of $7 million in Cost of sales.

NOTE 3

On the transition date, the Corporation elected to account for its joint ventures using the equity method as opposed to proportionate consolidation under previous GAAP. Although all line items have been reduced, except for Share of results of associates and joint ventures, the net impact on Net earnings attributable to shareholders for the year is nil.

On March 11, 2011, the Corporation announced the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco). As such, the results of Dopaco have been classified as discontinued operations, net of intercompany transactions, for both the current and comparative year. The transaction was closed on May 2, 2011, and the Corporation has consolidated the results of Dopaco up to that date. For more details on discontinued operations, please refer to note 5 on page 23 of the consolidated financial statements.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	2

FINANCIAL OVERVIEW–2011

After posting OIBD excluding specific items of $310 million in 2010, the Corporation encountered many challenges in 2011 over which it did not have control. We continued to face challenging business conditions as rapid inflation of our production costs was not offset by selling price increases. However, during the second half of the year, selling price increases were implemented in all of our segments except for Containerboard. The appreciation of the Canadian dollar against the U.S. dollar was 4% stronger on average in 2011 compared to 2010. This increase had a significant impact on the Corporation’s sales when converted into Canadian dollars as a significant portion of our selling prices is derived from U.S. dollar-based price indexes. In addition, recycled fibre costs continued to impact our operating margins and they reached historic highs during the third quarter as our cost price index increased by 12% in 2011 compared to last year versus an increase of 6% of our selling price index. On the other hand, the Corporation benefited, in 2011, from the full consolidation of Reno de Medici S.p.A. (RdM) starting from the second quarter. Finally, action taken during the year in accordance with our strategic plan should increase our profitability in the near term (see “Significant facts and developments” for more details).

In 2011, the Corporation posted net earnings of $99 million, or $1.03 per share, compared to net earnings of $41 million, or $0.43 per share in 2010. Excluding specific items, which are discussed in detail on pages 10 to 14, we posted a net loss of $14 million or ($0.14) per share, compared to net earnings of $80 million or $0.83 per share in 2010. Sales in 2011 increased by $443 million, or 14%, to reach $3.625 billion, compared to $3.182 billion in 2010. The full consolidation of RdM and the net effect of business acquisitions and disposals increased sales by $404 million. The Corporation recorded operating income of $8 million compared to $103 million in 2010. Excluding specific items, operating income decreased by $106 million to $49 million, compared to $155 million in 2010 (see “Supplemental information on non-IFRS measures” for reconciliation of these amounts).

SIGNIFICANT FACTS AND DEVELOPMENTS

i.	On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million), and a selling price balance of €5 million ($7 million) which is receivable over a maximum of three years.

ii.	On March 10, 2011, the Corporation announced the consolidation of its Containerboard corrugated products operations in the New England (U.S.) region. The restructuring resulted in the permanent closure of the Leominster plant in May 2011.

iii.	On May 2, 2011, the Corporation sold Dopaco, its converting business for the quick-service restaurant industry, for a cash consideration of US$387 million ($367 million) net of transaction fees and working capital adjustment. Current income taxes resulting from this sale amounted to $79 million. Operating results and cash flows of Dopaco are presented as discontinued operations.

iv.	In 2011, the Corporation invested $44 million ($21 million in 2010) in Greenpac Mill LLC (Greenpac) in relation to the construction of its containerboard manufacturing segment in New York State, (U.S.), in partnership with third parties. Once completed as planned, it will increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be built for an estimated cost of US$430 million on property located adjacent to an existing Containerboard Group facility in Niagara Falls, NY. Greenpac will manufacture a light-weight linerboard made with 100% recycled fibres on a single machine measuring 328 inches wide with an annual production capacity of 540,000 short tons. This machine will be one of the largest in North America and will include numerous technological advances, making it a unique project of its kind. Financing for the project was finalized at the end of June 2011 and the interest of the Corporation in the project stands at 59.7%. The first equity contribution was made in July. Total estimated contribution by the Corporation will be US$99 million (including a temporary bridge loan of $15 million), which is expected to be paid by the end of the second quarter of 2012. This investment is accounted for using the equity method.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	3

v.	In 2010 and 2011, the Corporation invested $22 million, net of government grants, for the installation and start-up of a new technology at the Candiac tissue paper mill. In fact, Cascades is the first manufacturer in North America to use this technology to produce a superior quality of tissue paper and will be more efficient with the use of its recycled fibre.

vi.	In 2007, the Corporation entered into a combination agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The combination agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills belonging to Cascades (the “Virgin Assets”). RdM may exercise its call option 120 days after delivery of Virgin Assets financial statements for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its put option 120 days after delivery of Virgin Assets financials statements for the year ended December 31, 2012, by Cascades to RdM. The Corporation is also granted the right to require that all of the call option price or put option price, as the case may be, be paid in newly issued common shares of RdM.

vii.	In addition to this agreement, the Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RdM shares on the open market for a total interest of 40.95% combined with the enforceable call option triggered the business combination of RdM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RdM on that date with a non-controlling interest of 59%. Prior to the second quarter, our share of the results of RdM was accounted for using the equity method. Our share in the equity of RdM now stood at 44.31% as at December 31, 2011. For more details on this business acquisition, please refer to note 6 on page 25 of the consolidated financial statements.

viii.	On June 23, 2011, the Corporation sold its boxboard mill in Versailles as well as its Hebron boxboard converting plant both in the U.S. for a total consideration of US$20 million ($20 million), net of transaction fees, including a selling price balance of US$10 million ($10 million), which will be received over a four-year period.

ix.	On September 20, 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. At the same time, we announced an agreement regarding the sale of the land and building of the facility. The sale was completed in October for a cash consideration of $20 millions and the closure was effective on November 6, 2011.

x.	On November 1, 2011, the Corporation announced that it had finalized the acquisition of the remaining 50% of shares it did not already own in Papersource Converting Mill Corp. for a cash consideration of $60 million and the assumption of net debt in the amount of $28 million. The acquisition will strengthen the Corporation’s position as a seller of converted tissue paper products in the Away-from-Home market and is an important step in the action plan to modernize our operations.

xi.	The Corporation is also in the process of modernizing its financial information systems. In the context of the proposed implementation of an Enterprise Resource Planning (ERP) system, the Corporation has dedicated a project team with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010 and successfully launched a pilot project in one of its plants in November 2010. Following these initiatives, management has decided to proceed with the project. The project team finalized a detailed blueprint for its manufacturing operations and implemented the solution in one of its Tissue Group units at the beginning of November 2011. The project team is continuing to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	4

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

According to previous GAAP		According to IFRS
	2009	2010					2011
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)[11]
Packaging
Boxboard[1]	1,024	188	198	186	177	749	189	430	331	315	1,265
Containerboard	1,141	309	300	315	301	1,225	290	259	267	247	1,063
Specialty Products[2]	458	102	101	98	92	393	97	98	95	87	377

	2,623	599	599	599	570	2,367	576	787	693	649	2,705
Tissue Papers[3]	459	121	132	134	131	518	124	134	130	125	513
Discontinued operations, net of intercompany shipments	(133)	(34)	(37)	(37)	(37)	(145)	(37)	(19)	—	—	(56)

Total	2,949	686	694	696	664	2,740	663	902	823	774	3,162

Integration rate
Packaging
Boxboard (North America)	30%	28%	31%	29%	32%	30%	32%	25%	16%	13%	23%
Containerboard (North America)	66%	60%	69%	64%	61%	63%	61%	63%	62%	61%	62%
Tissue Papers[4]	57%	56%	56%	55%	55%	56%	58%	57%	58%	69%	60%

	48%	45%	50%	47%	47%	47%	47%	46%	47%	49%	47%

Capacity utilization rate[4]
Packaging
Boxboard	88%	92%	97%	88%	85%	91%	93%	94%	86%	85%	89%
Containerboard	84%	94%	95%	95%	90%	93%	92%	87%	88%	93%	90%
Specialty Products (paper only)	82%	85%	85%	81%	77%	82%	80%	79%	78%	69%	77%
Tissue Papers[5]	91%	93%	95%	93%	93%	93%	91%	93%	90%	87%	90%

Total	86%	92%	94%	91%	87%	91%	90%	90%	87%	86%	88%

Energy cons.[6]—GJ/ton	10.36	11.97	10.50	10.60	11.39	11.11	12.64	10.65	10.50	12.90	11.38
Work accidents—OSHA frequency rate	5.41	5.00	5.00	4.90	4.80	4.93	4.50	4.70	4.50	4.30	4.50

FINANCIAL
Return on assets[7]
Packaging
Boxboard	11%	12%	13%	14%	14%	14%	13%	10%	7%	6%	9%
Containerboard	10%	10%	10%	11%	12%	12%	12%	10%	9%	7%	7%
Specialty Products	13%	14%	14%	14%	13%	13%	11%	10%	8%	7%	7%
Tissue Papers	27%	23%	20%	17%	15%	15%	14%	13%	12%	11%	11%

Consolidated return on assets	11.9%	11.5%	11.2%	11.0%	10.6%	10.6%	9.9%	8.7%	7.4%	6.5%	6.5%

Return on capital employed[8]	5.1%	4.6%	4.4%	4.1%	3.8%	3.8%	3.4%	2.6%	2.1%	1.3%	1.3%
Working capital[9] in millions of $, at end of period	552	516	575	574	526	526	542	581	583	530	530
% of sales[10]	14.2%	14.7%	16.3%	16.1%	14.6%	14.6%	15.0%	14.8%	15.0%	13.7%	13.7%

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	5

1	Starting in Q2 2011, shipments take into account the full consolidation of RdM.
2	Industrial packaging and specialty papers shipments.
3	Starting in Q4 2011, shipments take into account the acquisition of Papersource.
4	Defined as: Shipments/Practical capacity. Paper manufacturing only.
5	Defined as: Manufacturing internal and external shipments/Practical capacity.
6	Average energy consumption for manufacturing mills only. Starting in Q1-2011, the calculation method has been modified. 2010 comparative figures have been restated to conform to the 2011 calculation method.
7	Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.
8	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.
9	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. For the first quarter of 2011, it is not restated for discontinued operations that have a working capital of $60 million. Starting in Q2 2011, it excludes Dopaco and includes RdM. LTM numbers for the 2010 calculation have not been restated for IFRS adjustments.
10	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.
11	Shipments do not take into account the elimination of business sector intercompany shipments.

HISTORICAL FINANCIAL INFORMATION

According to previous GAAP		According to IFRS
(in millions of Canadian dollars, unless otherwised noted)	2009	2010					2011
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales
Packaging
Boxboard	1,313	247	259	254	251	1,011	248	388	289	273	1,198
Containerboard	1,062	255	271	292	268	1,086	254	243	249	233	979
Specialty Products	769	192	198	195	201	786	202	219	224	206	851
Inter-segment sales	(67)	(26)	(25)	(26)	(28)	(105)	(28)	(30)	(27)	(24)	(109)

	3,077	668	703	715	692	2,778	676	820	735	688	2,919
Tissue Papers	840	197	218	226	212	853	199	218	221	233	871
Inter-segment sales and Corporate activities	(40)	(5)	(3)	(2)	(12)	(22)	(6)	(7)	(9)	(8)	(30)
Discontinued operations, net of intercompany sales	(467)	(101)	(110)	(107)	(109)	(427)	(95)	(40)	—	—	(135)

	3,410	759	808	832	783	3,182	774	991	947	913	3,625

Operating income (loss)
Packaging
Boxboard	(8)	11	17	3	(3)	28	5	5	(6)	(13)	(9)
Containerboard	82	13	21	36	5	75	(2)	14	3	(15)	—
Specialty Products	40	10	9	12	5	36	1	2	2	(17)	(12)

	114	34	47	51	7	139	4	21	(1)	(45)	(21)
Tissue Papers	116	8	14	15	8	45	—	7	8	37	52
Corporate activities	(16)	(16)	(7)	(25)	(5)	(53)	(6)	(5)	—	(6)	(17)
Discontinued operations	(31)	(7)	(9)	(9)	(3)	(28)	(4)	(2)	—	—	(6)

	183	19	45	32	7	103	(6)	21	7	(14)	8

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	6

According to previous GAAP		According to IFRS
(in millions of Canadian dollars, unless otherwised noted)	2009	2010					2011
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
OIBD excluding specific items[1]
Packaging
Boxboard	115	20	26	19	17	82	16	20	13	10	59
Containerboard	145	29	37	50	40	156	19	21	24	19	83
Specialty Products	74	16	17	18	12	63	7	12	13	2	34

	334	65	80	87	69	301	42	53	50	31	176
Tissue Papers	154	19	24	24	23	90	10	16	18	28	72
Corporate activities	(23)	(12)	(4)	(2)	(4)	(22)	(4)	(3)	11	(8)	(4)
Discontinued operations	(57)	(13)	(15)	(15)	(16)	(59)	(11)	(4)	—	—	(15)

	408	59	85	94	72	310	37	62	79	51	229

Net earnings (loss)	60	1	28	24	(12)	41	(8)	122	(20)	5	99
Excluding specific items[1]	110	4	26	33	17	80	1	(9)	(2)	(4)	(14)
Net earnings (loss) per share (in dollars)
Basic	$0.61	$0.01	$0.29	$0.25	$(0.12)	$0.43	$(0.08)	$1.27	$(0.21)	$0.05	$1.03
Basic, excluding specific items[1]	$1.13	$0.04	$0.27	$0.35	$0.17	$0.83	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)
Cash flow from operations (adjusted)[1] including discontinued operations	305	51	54	84	54	243	22	14	60	35	131
Cash flow from discontinued operations (adjusted)[1]	(46)	(11)	(13)	(13)	(13)	(50)	(7)	2	—	—	(5)

Cash flow from continuing operations (adjusted)[1]	259	40	41	71	41	193	15	16	60	35	126
Excluding specific items	281	43	41	72	41	197	15	17	61	40	133
Net Debt[2]	1,533	1,454	1,508	1,462	1,397	1,397	1,445	1,298	1,370	1,485	1,485

Cascades North American US$ selling price index (2005 index = 1,000)[3]	1,109	1,106	1,180	1,223	1,234	1,186	1,238	1,250	1,267	1,267	1,256
Cascades North American US$ raw materials index (2005 index = 300)[3]	258	426	409	397	451	421	470	492	512	409	471
US$/CAN$	$0.88	$0.96	$0.97	$0.96	$0.99	$0.97	$1.01	$1.03	$1.02	$0.98	$1.01
Natural Gas Henry Hub—US$/mmBtu	$3.99	$5.30	$4.09	$4.38	$3.80	$4.39	$4.10	$4.31	$4.19	$3.55	$4.04

Sources: Bloomberg and Cascades.

1	See “Supplemental information on non-IFRS measures.”
2	Defined as total debt less cash and cash equivalents.
3	See note 1 page 68.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2011	2010
Net earnings attributable to shareholders	99	41
Earnings from discontinued operations	(114)	(21)
Non-controlling interest	(3)	2
Share of results of associates and joint ventures	(14)	(27)
Recovery of income taxes	(56)	(6)
Foreign exchange loss (gain) on long-term debt and financial instruments	(4)	4
Loss on refinancing of long-term debt	—	3
Financing expense	100	107

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	7

(in millions of Canadian dollars)	2011	2010
Operating income	8	103
Specific items:
Loss (gain) on disposal and others	(48)	15
Inventory adjustment resulting from business acquisition	10	—
Impairment change	59	29
Closure and restructuring costs	8	1
Unrealized loss on financial instruments	12	7

	41	52

Operating income–excluding specific items	49	155
Depreciation and amortization	180	155

Operating income before depreciation and amortization–excluding specific items	229	310

The following table reconciles net earnings and net earnings per share with net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)		Net earnings (loss) per share[1]
	2011	2010	2011	2010
As per IFRS	99	41	1.03	0.43
Specific items:
Loss (gain) on disposal and others	(48)	15	(0.55)	0.12
Inventory adjustment resulting from business acquisition	10	—	0.08	—
Impairment change	59	29	0.45	0.20
Closure and restructuring costs	8	1	0.06	0.01
Unrealized loss on financial instruments	12	7	0.11	0.07
Loss on refinancing of long-term debt	—	3	—	0.02
Foreign exchange loss (gain) on long-term debt and financial instruments	(4)	4	(0.04)	0.03
Share of results of associates, joint ventures and non-controlling interest	(3)	(10)	(0.03)	(0.11)
Included in discontinued operations, net of tax	(108)	8	(1.13)	0.06
Tax effect on specific items and other tax adjustments[1]	(39)	(18)	(0.12)	—

	(113)	39	(1.17)	0.40

Excluding specific items	(14)	80	(0.14)	0.83

1	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

The following table reconciles cash flow from operations (adjusted) with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	2011	2010
Cash flow provided by operating activities	104	170
Changes in non-cash working capital components	22	23

Cash flow (adjusted) from operations	126	193
Specific items, net of current income tax:
Loss on refinancing of long-term debt	—	3
Closure and restructuring costs	7	1

Excluding specific items	133	197

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	8

(in millions of Canadian dollars)	2011	2010
Cash flow provided by operating activities	104	170
Changes in non-cash working capital components	22	23
Depreciation and amortization	(180)	(155)
Income taxes paid	2	16
Financing expense paid	97	94
Loss on refinancing of long-term debt	—	3
Gain (loss) on disposal and others	48	(15)
Net impairment loss and other restructuring costs	(60)	(29)
Unrealized loss on financial instruments	(12)	(7)
Other non-cash adjustments and dividends received	(13)	3

Operating income from continuing operations	8	103
Depreciation and amortization	180	155

Operating income before depreciation and amortization	188	258

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2011, COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

Sales

Sales rose by $443 million to $3.625 billion versus $3.182 billion in 2010. Net average selling prices in U.S. dollars increased in all of our segments but were partly offset by the 4% appreciation of the Canadian dollar over the U.S. dollar. Business acquisitions including the effect of RdM’s full consolidation starting from the second quarter of 2011, net of disposal, accounted for $404 million of the increase. Excluding the effect of RdM’s full consolidation and the effect of sold and temporarily closed operations, total shipments decreased by 4.6% due in part to the disposal of the Avot-Vallée containerboard mill, Versailles boxboard mill and its Hebron converting activities.

Operating income from continuing operations

The Corporation generated an operating income of $8 million in 2011 compared to an operating income of $103 million in 2010, resulting mainly from higher raw material costs and other production costs, namely labour, freight and chemicals. These negative impacts were partly offset by higher selling prices and business acquisitions. The operating income margin for the year of 2011 stood at 0.4%, compared to 3.2% in 2010. Excluding specific items, the operating income stood at $49 million in 2011, compared to $155 million in 2010, a decrease of $106 million.

1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2	The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.
3	Cost improvements and other items includes the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of are also included.
4	Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 14 to 21).

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	9

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS

The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

	2011
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Discontinued Operations	Consolidated
Operating income (loss)	(9)	—	(12)	52	(17)	(6)	8
Depreciation and amortization	47	61	28	41	9	(6)	180

Operating income (loss) before depreciation and amortization	38	61	16	93	(8)	(12)	188
Specific items:
Losses (gains) on disposal and others	(1)	(7)	1	(37)	(1)	(3)	(48)
Inventory adjustment resulting from business acquisition	6	—	—	4	—	—	10
Net impairment loss	10	23	15	11	—	—	59
Closure and restructuring costs	1	5	2	—	—	—	8
Unrealized loss on financial instruments	5	1	—	1	5	—	12

	21	22	18	(21)	4	(3)	41

Operating income (loss) before depreciation and amortization–excluding specific items	59	83	34	72	(4)	(15)	229

Operating income (loss)–excluding specific items	12	22	6	31	(13)	(9)	49

	2010
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Discontinued Operations	Consolidated
Operating income (loss)	28	75	36	45	(53)	(28)	103
Depreciation and amortization	36	69	27	39	8	(24)	155

Operating income (loss) before depreciation and amortization	64	144	63	84	(45)	(52)	258
Specific items:
Losses (gains) on disposal and others	7	(3)	—	—	18	(7)	15
Net impairment loss	3	20	—	6	—	—	29
Closure and restructuring costs	1	—	—	—	—	—	1
Unrealized loss (gain) on financial instruments	7	(5)	—	—	5	—	7

	18	12	—	6	23	(7)	52

Operating income (loss) before depreciation and amortization–excluding specific items	82	156	63	90	(22)	(59)	310

Operating income (loss)–excluding specific items	46	87	36	51	(30)	(35)	155

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	10

LOSS (GAIN) ON DISPOSALS AND OTHERS

In 2011 and 2010, the Corporation recorded the following loss or gain:

(in millions of Canadian dollars)	2011	2010
Net gain related to business acquisitions	(48)	—
Gain on disposal of property, plant and equipment	(7)	(3)
Loss on disposal of businesses	7	—
Supplemental executive retirement plan	—	18

	(48)	15

2011

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the debt assumed by the acquirer in the amount of €5 million ($7 million) and the selling price balance of €5 million ($7 million), which will be received over a maximum of three years. The Corporation recorded a loss of $2 million on the disposal.

On April 7, 2011, the Corporation purchased outstanding shares of RdM on the open market, which triggered a business acquisition. A net gain of €9 million ($12 million) resulted from this transaction.

Also during the second quarter, our Specialty Products Group recorded a loss of $1 million resulting from the business acquisition of NorCan Flexible Packaging Inc. of which we hold 50% of the outstanding shares.

On June 23, 2011, the Corporation sold its Versailles boxboard mill and its Hebron boxboard conversion unit, both located in the U.S., for a total consideration of US$20 million ($20 million), including a selling price balance of US$10 million ($10 million) which will be received over a period of four years. The Corporation recorded a loss of $8 million on the disposal.

In June 2011, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million. A gain of $7 million was recorded on the disposal.

On September 20, 2011, the Corporation announced the closure and the sale of the land and building of its containerboard mill located in Burnaby, British Columbia. The closure resulted in a $3 million gain upon the reversal of an environmental provision.

On November 1, 2011, the Corporation announced that it had finalized the acquisition of 50% of the shares that it does not already hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec. The cash consideration of the transaction is $60 million. A net gain of $37 million resulted from this transaction.

2010

In the third quarter of 2010, the Corporation sold the building and land of its Québec City-based corrugated products plant closed in 2009 and recorded a gain of $3 million.

In 2010, the Corporation established an unfunded supplemental executive retirement plan in favour of its founding shareholders, Bernard, Laurent and Alain Lemaire. The actuarial deficit of the plan was evaluated at $18 million as at December 31, 2010, and an equivalent charge was recorded.

Please refer to note 24 of the consolidated financial statements on page 45 for more details on business disposals and acquisitions.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	11

IMPAIRMENT CHARGES, CLOSURE AND OTHER RESTRUCTURING COSTS

The following impairment charges and closure and restructuring costs were recorded in 2011 and 2010:

	2011		2010
(in millions of Canadian dollars)	Impairment charges	Closure and restructuring costs	Impairment charges	Closure and restructuring costs
Containerboard–Leominster and others	—	3	20	—
Containerboard–Burnaby and Trenton	23	2	—	—
Boxboard Toronto, Lachute and others	10	1	3	1
Specialty Products East Angus, St-Jérôme	15	2	—	—
Tissue Papers–Toronto and others	11	—	6	—

	59	8	29	1

2011

In the Containerboard segment, the closure of converting plants of Leominster in New England, U.S. and Le Gardeur, Québec resulted in closure and restructuring costs totalling $3 million. On September 20, 2011, the Corporation announced the closure of its Burnaby mill in British Columbia and that it had reached an agreement to sell the land and the mill. An impairment charge of $8 million and closure and restructuring costs of $2 million were recorded. The Corporation reviewed the net realizable value of its Trenton manufacturing mill and an impairment charge of $15 million was recorded.

In the Boxboard Group, the Corporation recorded an impairment charge of $10 million for its closed boxboard mill in Toronto, Ontario, and for its converting plant in Lachute, Québec, as well as for other intangible assets. We also recorded a charge of $1 million in our European operations.

In the Specialty Products segment, the Corporation closed its old East Angus pulping facility in Québec and recorded closure and restructuring costs totalling $2 million as well as an impairment charge of $3 million. The Corporation reviewed the net realizable value of its St-Jérôme Fine Paper mill and an impairment charge of $11 million was recorded. The Corporation recorded a $1 million impairment charge for other assets that were closed.

The Tissue Group reviewed the net realizable value of its Toronto manufacturing mill and an impairment charge of $9 million was recorded. Another impairment charge was recorded in the amount of $2 million for other assets no longer in use.

2010

Following low profitability at its U.S.-based Leominster corrugated plant and its Avot-Vallée, France, containerboard mill, the Containerboard Group recorded total impairment charges of $18 million to value these assets to their net realizable value. This Group also recorded additional impairment charges totalling $2 million on some assets of its converting activities.

In 2010, the Corporation reviewed the status of some of the equipment at the Toronto mill in the Boxboard Group and in the Tissue Group that were not in service and concluded that reopening was unlikely to occur and recorded impairment charges of $3 million and $6 million respectively on these units. Restructuring charges of $1 million were also recorded at the Boxboard mill in La Rochette, France.

DERIVATIVE FINANCIAL INSTRUMENTS

In 2011, the Corporation recorded an unrealized loss of $12 million on certain financial instruments not designated as hedging instruments. The loss includes a $7 million loss on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and waste paper. It also includes a $5 million loss resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (see the “Significant facts and developments” section for more details on this agreement).

In 2010, the Corporation recorded an unrealized loss of $7 million on certain financial instruments that were not designated as hedging instruments. More specifically, the 2010 loss includes a $5 million loss on foreign exchange forward derivatives as well as a gain of $5 million on commodity financial instruments. It also includes a $7 million loss resulting from a put and call agreement reached between the Corporation and Industria E Innovazione. (See “Significant facts and developments” section for more details.)

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	12

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS ACQUISITION

As a consequence of the allocation of the combination value on the RdM and Papersource transactions, 2011 operating results were reduced by $10 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.

DISCONTINUED OPERATIONS

On May 2, 2011, the Corporation concluded the sale of Dopaco and realized a net gain of $110 million. The Corporation also incurred a loss of $2 million following the amendment of a health benefit plan prior to the sale.

BUSINESS HIGHLIGHTS

Over the past two years, the Corporation completed several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2010 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

CLOSURE, RESTRUCTURING AND DISPOSAL

Containerboard Group

On March 10, 2011, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (U.S.) converting activities. The Leominster plant was closed in May and production was transferred to other containerboard converting plants.

On March 1, 2011, the Corporation sold its European containerboard mill located in Avot-Vallée, France.

On September 20, 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure was effective on December 1, 2011, and the production was redirected to other Containerboard Group facilities. The Burnaby mill land and building were sold on October 17, 2011.

On October 12, 2011, the Group announced the closure of its Le Gardeur converting plant. The production was transferred to other containerboard converting plants.

Boxboard Group

On May 2, 2011, the Corporation completed the sale of Dopaco, its converting business for the quick-service restaurant industry.

On June 23, 2011, the Corporation sold its Versailles mill and its Hebron converting activities.

BUSINESS ACQUISITIONS

Boxboard Group

On April 7, 2011, the Corporation reached a share ownership of 40.95% in RdM, a recycled boxboard manufacturing leader based in Europe. Since the second quarter, the Corporation has fully consolidated RdM with a non-controlling interest, as at December 31, 2011, of 55.69%. In 2011, the Corporation acquired an additional 4.65% of RdM’s outstanding shares on the open market. The Corporation’s share in the equity of RdM stood at 44.31% at the end of 2011.

Specialty Products Group

On April 6, 2011, the Corporation acquired the flexible film for packaging product activities of NorCan Flexible Packaging Inc., based in Ontario. Total interest held in the subsidiary is now 50% of outstanding shares with a non-controlling interest of 50%.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	13

On May 31, 2011, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited, based in Ontario.

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, U.S.

Tissue Group

On November 1, 2011, the Group announced that it had finalized the acquisition of 50% of the shares that it did not hold already in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec.

Please refer to notes 5 and 6 of the consolidated financial statements on pages 23 to 27 for more details on business disposals and acquisitions.

BUSINESS SEGMENT REVIEW

PACKAGING

Boxboard

			Operating income (loss)		OIBD		Shipments[1]		Average selling price[2]				Price reference[2]
	Sales (in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars or euros/unit)		(in U.S. dollars or euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
North America	466	846	(23)	23	(8)	56	382	578	746	705	754	684	909	828
Europe	745	208	14	5	46	8	897	212	831	979	€604	€716	€736	€955
Discontinued operations	(148)	(470)	(6)	(28)	(12)	(52)	(70)	(186)	n/a	n/a	n/a	n/a	n/a	n/a

	1,063	584	(15)	—	26	12	1,209	604
Specific items			18	11	18	11

Excluding specific items			3	11	44	23

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Average selling price and Price reference include RdM recycled boxboard activities starting in Q2-2011. Average selling price and Price reference are a weighted average of virgin and recycled boxboard shipments.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	14

For notes 1 to 4, see definition on page 9.

North America

Sales decreased by $58 million to reach $318 million in 2011 compared to $376 million in 2010. Excluding the sale in June 2011 of the Versailles mill and the Hebron folding carton plant, sales would have increased by $3 million. Both sectors experienced an increase in their average Canadian dollar selling price despite a stronger Canadian dollar. On the other hand, shipments were 5.3% lower counterbalancing the price increase impact. Finally, the appreciation of the Canadian dollar resulted in a reduction of $9 million in sales.

The mills saw their sales decrease by $42 million to $215 million. Excluding the impact of the sale of the Versailles mill, sales would have increased by $3 million. Indeed, the mills benefited from price increases

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	15

in the boxboard market, thus creating $14 million of additional revenue. However, a decrease of 2% in shipments and the appreciation of the Canadian dollar negatively impacted sales by $4 and $7 million respectively. Lower shipments in this sector reflect the contribution of the Versailles mills for six months only. In fact, the two remaining mills recorded an increase of 1% in their shipments.

In the converting activities, sales decreased by $20 million to $138 million. The sale of the Hebron folding carton plant accounts for $16 million of the reduction. Average selling prices slightly increased but were not sufficient to reverse the negative impact of a 2% reduction in volume, essentially tied to a single unit. In fact, all the units posted better shipments except one that lost a major client at the end of 2010. The volume of this customer is progressively being replaced by smaller and more profitable accounts.

Operating income decreased by $24 million to an operating loss of $29 million for 2011 compared to an operational loss of $5 million for 2010. Excluding specific items, operating income decreased by $13 million to an operating loss of $8 million. As stated before, the Group benefited from price increases in both sectors (manufacturing and converting), resulting in a favourable variance of $17 million. However, it was not sufficient to counterbalance the increase in raw material prices, lower volumes and an increase in both variable and fixed costs. In the manufacturing sector, following an increase in recycled fiber prices as well as a change in the type of fiber used in one of the mills, the average raw material price increased by CAN$34/s.t. The converting units also experienced an increase in the cost of their external board. Combined with a rise in the price of raw material, it contributed to a reduction in the Group’s operating income of $6 million. The above-mentioned volume decline of 5.3% lowered the operating profit by $4 million. Chemicals costs and usage in the manufacturing sector and an increase in freight costs both led to a negative impact of $4 million. In 2011, as part of continuous improvement programs, the mills invested an additional $3 million in maintenance and repairs. Finally, the strength of the Canadian dollar in 2011 resulted in a loss of profit of $2 million when compared to last year.

Europe

European operations’ sales increased to $745 million compared to $208 million in 2010. The full consolidation of RdM is responsible for $526 million of the increase. Excluding the impact of RdM, selling prices in Euros and Canadian dollars were slightly higher compared to 2010 following announced price increases, which were applied to cover raw material and other variable cost increases while volumes slightly declined.

In 2011, operating income was negatively impacted by other variable cost such as chemicals and freight. However, the full consolidation of RdM, higher selling prices and improvements in other fixed costs more than offset these negative variances and positively contributed to profitability. All these factors combined with the contribution of RdM led to a $9 million increase in operating income compared to 2010.

The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 28 to 31 for more details and reconciliation.

BUSINESS SEGMENT REVIEW

PACKAGING

Containerboard

			Operating income (loss)		OIBD		Shipments[1]		Average selling price				Price reference
	Sales (in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
As reported	979	1,086	—	75	61	144	1,063	1,225	487	493	492	479	640	625
Specific items			22	12	22	12

Excluding specific items			22	87	83	156

1	Elimination of business sector intercompany shipments are excluded from shipments.

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For notes 1 to 4, see definition on page 27.

The Containerboard Group’s sales decreased by $107 million to $979 million in 2011 compared to $1,086 million in 2010. The sale of the Avot-Vallée mill on March 1, 2011 accounts for $74 million of the reduction while the closure of the Burnaby mill and Leominster corrugated products plant had a combined effect of $22 million. Also, the temporary closure of the Trenton mill in June and July 2011 had a negative impact of $11 million. Excluding the impact of these divestitures and closures, sales remained stable. The appreciation of the Canadian dollar had a major impact on the Group’s sales. Indeed, the impact of the strength of the Canadian dollar nullified the favourable contribution related to higher U.S. dollar selling prices. Sales of the Canadian entities were lower by $18 million due to the rise of the Canadian dollar, while the U.S. entities sales were reduced by $9 million due to the translation effect.

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In the North American manufacturing segment, sales decreased by $97 million to $487 million. Excluding the impact of the divestitures and closures described above, revenues generated by our mills decreased by $9 million as the average U.S. dollar selling price increased by US$20/s.t., which was offset by the appreciation of the Canadian dollar. Thus, the Canadian mills saw their average Canadian dollar selling price decrease by CAN$5/s.t. As for shipments, the mills registered a decrease of 22,000 s.t. (2.2%) creating an unfavourable impact of $3 million on sales. To adjust to weaker market demand, the mills took 22,000 short tons (68 days) of downtime compared to 12,000 short tons (33 days) in 2010.

In the converting sector, sales decreased by $38 million. The Leominster plant closure accounts for half of the reduction. The other half is mainly attributable to the appreciation of the Canadian dollar. In fact, the strength of the Canadian dollar reduced sales in the U.S. plants by $6 million and by $15 million for the Canadian units. Excluding the foreign exchange effect, the average selling price of the converting units would have increased by CAN$15/s.t. U.S. industry shipments increased by 0.5% while Canadian industry shipments decreased by 0.7%. As for our converting units, an increase of 0.6% was recorded in the U.S., while the Canadian operations saw a decline of 1.7%. In Canada, we experienced a decline in shipments that was higher than the industry due to the loss of an important client in the food sector and to weaker demand in the farmers’ business. However, this situation should improve as new business recently developed is expected to contribute positively in 2012.

Operating income fell from $75 million to nil in 2011. Excluding specific items, operating income fell by $65 million to $22 million in 2011. Approximately 75% of the variance is tied to the increase in raw material cost. Indeed, average fiber price in the mills increased by CAN$27/s.t. while the converting sector recorded an increase of CAN$30/s.t. The appreciation of the Canadian dollar also had a negative impact of $9 million on the group’s operating income. The latter was also reduced by higher freight and energy costs. The group’s administrative expenses also negatively contributed to income due to spending associated with the Greenpac project. Finally, as stated before, better US$ selling prices and better shipments contributed positively to the operating income but were far from being sufficient to reverse the impact of the fibre price.

The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 10 to 14 for more details and reconciliation.

BUSINESS SEGMENT REVIEW

PACKAGING

Specialty Products

	Sales		Operating income (loss)		OIBD		Shipments[1]		Average selling price[2]				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars or euros/unit)		(in U.S. dollars or euros/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
As reported	851	786	(12)	36	16	63	377	393	920	924	930	897	899	855
Specific items			18	—	18	—

Excluding specific items			6	36	34	63

1	Elimination of business sector intercompany shipments are excluded from shipments.
2	Average selling price is for paper manufacturing mills only.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	18

For notes 1 to 4, see definition on page 9.

Specialty Products Group sales increased by $65 million to reach $851 million compared to $786 million in 2010. $50 million of this increase is attributable to the Recovery and Recycling sector, which benefited from higher volume and increased waste paper prices. Sales in the Industrial Packaging sector increased by $9 million mainly resulting from higher volume and average selling price experienced by our European units. Sales in the Specialty Papers sector decreased by $14 million in 2011 compared to 2010 due to lower demand and an unfavourable exchange rate. For the Group, business acquisitions have positively impacted sales by $22 million.

Operating income decreased by $48 million, from $36 million in 2010 to a loss of $12 million in 2011. Excluding specific items, operating income fell by $30 million to $6 million in 2011. Again, most of this decrease comes from our Specialty Papers business as they have been strongly impacted by lower demand, higher raw material costs, competitive market conditions and the appreciation of the Canadian dollar. Profitability decline in the Industrial Packaging sector is mainly attributable to less favourable product mix and exchange rate as well as higher energy and raw material prices.

The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 10 to 14 for more details.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	19

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

	Sales		Operating income (loss)		OIBD		Shipments[1]		Average selling price				Price reference
	(in millions of dollars)		(in millions of dollars)		(in millions of dollars)		(in thousands of short tons)		(in Canadian dollars/unit)		(in U.S. dollars/unit)		(in U.S. dollars/unit)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
As reported	871	853	52	45	93	84	513	518	1,697	1,646	1,713	1,598	1,707	1,619
Specific items			(21)	6	(21)	6

Excluding specific items			31	51	72	90

1	Shipments do not take into account the elimination of business sector intercompany shipments.

For notes 1 to 4, see definition on page 9.

Tissue Group sales increased by $18 million, or 2%, to $871 million in 2011, compared to $853 million in 2010 despite a negative currency impact of 3% (-$26 million). Organic sales rose 4% (+$34 million), driven by an increase of 3% in average selling prices (+$27 million), a 2.4% impact related to a more favourable product mix (+$20 million) and a positive contribution of 1.3% from business acquisitions (+$11 million). These were partially offset by a decrease of 1.6% in shipments (-$13 million).

The shipments decline of 5,000 tons was mainly due to lower parent roll sales resulting from non recurring production issues in 2011. However, our Away From Home (AFH) and Consumer Product segments grew by 4% (+11,000 tons), mainly in the U.S. The growth in bath tissue and perforated roll towel categories were the main drivers behind the AFH business increase. On the Consumer Product side, we exceeded our targeted growth objectives, and this was sufficient to compensate for overall softer demand caused by slower economic activity.

Despite the unfavourable currency impact of 3%, the average selling price increased by 3% (+$51/s.t.) in 2011 primarily due to the implementation of price increases in all our market segments. The increase in parent roll sales price has contributed to a 2.2% growth (+$19 million), while AFH and Consumer Product grew by 1% (+$7 million). Also, a higher rate for converting of parent rolls into finished products resulted in a more favourable product mix and an average selling price that was 2.4% higher (+$20 million). The acquisition of Papersource also positively impacted the average selling price by 0.6% (+$5 million) due to a higher converting rate.

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	20

The Tissue Group’s operating income stood at $52 million for 2011 compared to $45 million in 2010. Excluding specific items, operating income reached $31 million in 2011, down by $20 million versus $51 million generated in 2010. Inflation in key costs, including manufacturing, transportation and recycled fibre costs accounted for over $62 million of cost increases in 2011, combined with a $7 million loss on foreign exchange and a $4 million loss related to lower volume. Favourable variance such as $47 million related to higher selling prices and better product mix, $5 million due to SG&A and manufacturing overhead cost reduction were not sufficient to offset the unfavourable cost inflation.

The Corporation incurred some specific items in 2011 and 2010 that adversely or positively affected its operating results. Please refer to pages 10 to 14 for more details and reconciliation.

CORPORATE ACTIVITIES

Operating income for the year ended December 31, 2011, includes a foreign exchange gain of $3 million on working capital items following the rapid depreciation of the Canadian dollar at the end of the third quarter combined with foreign exchange gain in the amount of approximately $14 million in the third quarter on the US$ consideration received from the sale of Dopaco. As well, 2011 operating income includes an unrealized loss of $5 million on financial instruments compared to a loss of $5 million in 2010. Corporate operating income also includes a loss of $4 million resulting from a flood at one of our Tissue Group’s operating units during the third quarter.

Operating income for 2010 includes a loss of $2 million resulting from a fire at one of our Specialty Products Group’s units in the United States during the first quarter. In 2010, operating income also includes a foreign exchange loss of $4 million following the appreciation of the Canadian dollar and a charge of $18 million following the establishment of a supplemental executive retirement plan (“SERP”) in favour of the Corporation’s founding shareholders.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

The depreciation and amortization expense increased to $180 million in 2011, compared to $155 million in 2010. The increase is due to the full consolidation of RdM that started during the second quarter of 2011 which contributed to a depreciation and amortization expense of $28 million. The appreciation of the Canadian dollar against the U.S. dollar and the sale of our Versailles, Hebron and Avot-Vallée units as well as the closure of our Leominster plant all reduced the depreciation and amortization expense. The impairment charges recorded at the end of 2010 also decreased the depreciation and amortization expense but these were partially offset by capital investments completed in the last twelve months and by acquisitions in our Specialty Products Group and the acquisition of Papersource during the fourth quarter of 2011.

FINANCING EXPENSE

The financing expense decreased to $100 million in 2011, compared to $107 million in 2010. The appreciation of the Canadian dollar against the U.S. dollar and the lower level of our debt following the sale of Dopaco in 2011 led to a decrease in financing expenses. Also, the Corporation benefited from the renegotiated and amended revolving credit agreement, which decreased the interest rate as well as standby fees on our revolving credit facility. However, these favourable impacts were partly offset by the full consolidation of RdM that started during the second quarter of 2011 and the payment for the Papersource acquisition.

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LOSS ON REFINANCING OF LONG-TERM DEBT

During the first quarter of 2010, the Corporation purchased, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and a US$52 million ($54 million) aggregate principal amount of 6.75% unsecured senior notes due in 2013. The Corporation recorded a $3 million loss resulting from this transaction.

FOREIGN EXCHANGE LOSS ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In 2011, the Corporation recorded a gain of $4 million on its US$-denominated debt compared to a loss of $4 million in 2010. This is composed of a loss of $3 million (2010–$13 million gain) on our US$-denominated long-term debt net of our net investment hedge the U.S. and forward exchange contracts designated as hedging instruments. It also includes a gain of $7 million (2010–$13 million loss) on its foreign exchange forward contracts not designated as hedging instruments. The 2010 loss also includes a loss of $4 million resulting from the recognition of charges previously recorded under “Accumulated other comprehensive income” upon the termination of the hedge accounting of foreign exchange contracts.

PROVISION FOR INCOME TAXES

In 2011, the Corporation recorded income tax recovery of $56 million for an effective tax rate of 64%. The income tax recovery was impacted by specific items that are tax affected at different rates than normal income, prior period adjustments as well as valuation of tax benefits arising from income tax losses. Excluding these unfavourable impacts and other specific items, the income tax rate would have been approximately 31% for 2011.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries—notably Europe and the United States—where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 27% to 35%.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 35% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer and whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RdM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RdM and consequently ceased to record its share of results (please refer to notes 6 and 9 of the consolidated financial statements for more details).

RESULTS OF DISCONTINUED OPERATIONS

Results of discontinued operations mainly include the results of Dopaco, for which the sale transaction was closed on May 2, 2011. It includes the net gain on disposal of Dopaco of $110 million ($192 million before taxes) and a $2 million loss ($3 million before taxes) following the amendment of a health benefit plan. It also includes the normal results of operations until the date of disposal.

Results of Dopaco were as follows:

(in millions of Canadian dollars)	2011	2010
Results of discontinued operations
Sales	148	470
Cost of sales and expenses (excluding depreciation and amortization)	124	377
Depreciation and amortization	6	24
Other expenses and specific items	12	41
Net earnings before income tax of discontinued operations	6	28
Income tax	2	7
Share of results of associates and joint ventures	—	(1)

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(in millions of Canadian dollars)	2011	2010
Net earnings from operations	4	22
Gain on disposal, net of income taxes	110	—

Net earnings from discontinued operations	114	22

NET EARNINGS

For the year ended December 31, 2011, net earnings stood at $99 million, or $1.03 per share, compared to net earnings of $41 million, or $0.43 per share in 2010. After excluding certain specific items, the Corporation realized a net loss of $14 million, or ($0.14) per share, compared to net earnings of $80 million, or $0.83 per share in 2010 (see “Supplemental information on non-IFRS measures” for reconciliation of these amounts).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $104 million in liquidity in 2011, compared to $170 million in 2010. Changes in non-cash working capital components required $22 million in funds, compared to $23 million in 2010. Lower operating income in 2011 compared to 2010 partly led to this deterioration. As well, price increases were implemented or announced in our Boxboard, Specialty Products and Tissue groups, which contributed to increased working capital requirements. The ending of a factoring program of accounts receivable in Europe for an amount of $14 million (€11 million) also increased working capital.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $126 million for 2011 compared to $193 million in 2010.

This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduces its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in 2011 used total cash of $229 million, mainly for net capital expenditure projects ($141 million) and other assets and investments in associates and joint ventures ($65 million). The Corporation also received $32 million from the disposal of assets and $4 million from business disposal and recorded a net cash outflow of $60 million on business acquisitions.

Business acquisitions

On April 6, 2011, the Corporation increased from 10% to 50% its investments in NorCan Flexible Packaging Inc. (Mississauga, Ontario), which designs, manufactures, distributes and sells flexible film for packaging products, for a cash consideration of $2 million.

Since April 7, 2011, the Corporation is deemed to have control of RdM as it increased its ownership to 40.95% when considering the effect of potential voting rights. Cash consideration to gain control of RdM is nil and the Corporation acquired cash in the amount of $4 million.

On May 31, 2011, the Corporation purchased all of the outstanding shares of Genor Recycling Services Ltd. and 533784 Ontario Limited (Genor) for a total consideration of $9 million, consisting of a cash consideration of $3 million, net of cash acquired of $1 million, and a balance of purchase price of $5 million. Genor recycles corrugated cardboard and other paper grades in Ontario, Canada.

On September 15, 2011, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, U.S., for a total consideration of $6 million, consisting of a cash consideration of $3 million and a balance of purchase price of $3 million.

On November 1, 2011, the Group announced that it had finalized the acquisition of 50% of the shares that it did not hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec, for a cash consideration of $56 million net of cash acquired of $4 million and the assumption of debts in the amount of $28 million.

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Disposal of businesses

On March 1, 2011, the Corporation sold its white-top linerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million), including the long-term debt assumed by the acquirer in the amount of €5 million ($7 million) and a balance of sale price of €5 million ($7 million), which will be received over a maximum of three years. The Corporation realized a loss of $2 million before income taxes. The Corporation had to pay $1 million during the year in various fees in order to complete the transaction.

On June 23, 2011, the Corporation sold two of its boxboard facilities, namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$20 million ($20 million), of which US$5 million ($5 million) was received at closing.

PURCHASES OF PROPERTY PLANT AND EQUIPMENT

Capital expenditure projects paid during the year amount to $141 million. Capital expenditures by sector are as follows:

The major capital projects in 2011 are as follows:

Boxboard

$2 million for a new gluer replacing three old ones at our Winnipeg facility that will increase productivity, reduce labour costs and reduce discharges and maintenance.

$1 million for new scanners in Jonquière to perform better quality analysis and reduce claims from customers.

$2 million for new equipment at our La Rochette facility to automate processes and reduce labour costs.

$1 million for new equipment in La Rochette in order to save steam per tonne of cardboard produced.

Containerboard

$8 million for two new presses, replacing four old ones, installed at our St. Marys and Richmond converting plants to upgrade our equipment. These presses will reduce set-up time, labour costs and increase speed of rotation thereby improving productivity.

$5 million to expand our facility in Cabano. This investment will improve our production capacity and productivity.

$3 million for a electrostatic precipitator at our facility in Cabano that will significantly reduce the air emissions of the boilers well below the new government standards (Québec’ Ministère du Développement durable, de l’environnement et des Parcs).

Specialty Products

$3 million for a new extruder at our recently acquired Norcan Flexible Packaging subsidiary in order to increase our production of flexible film for packaging.

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$3 million to expand our plastics facility in Drummondville, enabling us to reduce external warehousing costs and allowing future development projects such as new thermomoulding equipment.

$2 million for a new pulper installed at our Kraft paper mill in East Angus in order to migrate from virgin to recycled pulp, enabling us to reduce costs.

$2 million for a disperger at our Auburn facility to improve the pulp quality, increase productivity and the sales volume.

$1 million for a new winder at St-Jérôme to reduce discharges and improve productivity.

Tissue Papers

$6 million for the replacement of two lines of hygienic tissue at our plant in Pennsylvania. This equipment is more efficient and will increase our production capacity and offer a wider variety of products.

$3 million for the purchase of manufacturing equipment for conventional and pocket size handkerchiefs at our factory in Kingsey Falls. This investment will increase our production capacity dedicated to this market.

$2 million for napkin manufacturing equipment at our plant in Laval. This acquisition will allow us to expand our range of product offerings, including our new brand “SERVONE™”.

$2 million for various equipment at our Candiac facility in order to start a new technology to produce better quality paper.

$1 million for various equipment in Toronto to optimize the pulp recipe and improve quality.

PROCEEDS OF PROPERTY PLANT AND EQUIPMENT

In June 2011, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005 for a cash consideration of $9 million.

In September 2011, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. At the same time, we announced an agreement regarding the sale of the land and building of the facility. The sale was completed in October for a cash consideration of $20 million and the closure was effective on November 6, 2011.

Increase in other assets and investment in associated and joint ventures

The main investments are as follows:

$19 million for modernization of our financial information system to an ERP information technology system of which $14 million is financed through a loan agreement which will be reimbursed over a period of three years.

$45 million for our Greenpac project in partnership with third parties in our Containerboard manufacturing segment.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Revolving and term facilities

On February 10, 2011, the Corporation entered into an agreement to amend and extend, until February 10, 2015, its existing $750 million revolving credit facility. Under the terms of the amendment, the existing financial covenants, namely the maximum funded debt-to-capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged. As a result of the amendment, the margin applicable to outstanding borrowings has been reduced from 2.750% to 2.125%.

On December 30, 2010, the Corporation repaid in full its term loan in the amount of $100 million, and consequently the term loan facility has been cancelled.

These ratios are calculated on an adjusted consolidated basis. With regards to these two financial ratios, Cascades remains in compliance and expects to do so in 2012.

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Unsecured senior notes

Following the refinancing of its long-term debt in 2009, the Corporation purchased during the first quarter of 2010, for a total consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% Notes and US$52 million ($54 million) aggregate principal amount of 6.75% Notes due in 2013. As of December 30, 2011, approximately US$9 million ($9 million) aggregate principal amount of 7.25% Notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% Notes expiring in 2013 remains outstanding.

The Corporation also concluded, in the first quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% notes outstanding, pursuant to which said holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the indentures and to eliminate certain events of default contained in the indentures.

The Corporation also redeemed 2,057,563 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $11 million.

In 2011, we continued to increase our ownership in RdM by acquiring 4.65% of the outstanding shares for an amount of $3 million. Our ownership, excluding any other agreements, stood at 44.31% as at December 31, 2011. Since we have fully consolidated RdM since the second quarter, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.

Including the $15 million in dividends paid out during the year, financing activities from continuing operations required $169 million in liquidity. Cash consideration received on the Dopaco disposal was applied to reduce our revolving credit facility.

LIQUIDITY FROM DISCONTINUED OPERATIONS

Cash flows from Dopaco discontinued operations are as follows:

(in millions of Canadian dollars)	2011	2010
Cash flows from discontinued operations
Cash flows generated (used) from:
Operating activities	14	51
Investing activities	(1)	(13)
Consideration received on disposal, net of transaction costs	288	—

Total	301	38

During the first quarter of 2011, the Corporation also paid $3 million ($2 million in 2010) in relation to a 2006 legal settlement in the fine paper distribution activities that were disposed of in 2006.

In 2010, the corporation recorded a $1 million change related to its Thunder Bay, Ontario, coated fine paper mill sold in 2007.

CONSOLIDATED FINANCIAL POSITION AS AT DECEMBER 31, 2011 AND 2010

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2011	2010
Working capital[1]	530	526
% of sales[2]	13.7%	14.6%
Bank loans and advances	90	42
Current portion of long-term debt and revolving credit facility renewed in 2011	49	401

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(in millions of Canadian dollars, unless otherwise noted)	2011	2010
Long-term debt	1,358	960
Total debt	1,497	1,403
Equity attributable to shareholders	1,029	1,049
Total equity attributable to shareholders and debt	2,526	2,452
Ratio of total debt/total equity attributable to shareholders and debt	59.3%	57.2%

Shareholders’ equity per share (in dollars)	10.87	10.86

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities.
2	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

Liquidity available via the Corporation’s new amended and restated credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations, fulfill its capital expenditure program and pay for its investment in Greenpac. Capital expenditure requests for 2012 are initially approved at approximately $150 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. The Corporation has capital projects in the works that could be approved if business conditions are favourable, which could lead to capital expenditures in the range of $225 to $250 million in 2012. As at December 31, 2011, the Corporation had $458 million (net of letters of credit in the amount of $10 million) available through its $750 million credit facility.

PENSION LIABILITIES

The Corporation’s future employee benefits assets and liabilities amounted to $560 million and $787 million respectively as at December 31, 2011. These liabilities include an amount of $115 million for post-retirement benefits other than pension plans and $39 million for pension plans, which do not require any funding by the Corporation until they are paid to the employees. This amount is not expected to increase, as the Corporation is reviewing its benefits program to phase out some of them for the majority of future and current employees.

With regards to pension plans, the Corporation’s risk is limited, as only approximately 25% of its active employees are subject to a defined benefit contribution pension plan while the remaining employees are part of the Corporation’s defined contribution plans, such as group RRSPs or 401 (K). As at December 31, 2010, almost all of the Corporation’s pension plans (97%) have had an actuarial valuation performed. Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $125 million as at December 31, 2011, compared to $78 million in 2010. The 2011 pension plan expense was $6 million and the cash outflow was $27 million. Excluding specific events, the expense for these pension plans is expected to remain stable at $5 million in 2012. As for the cash flow requirement, these pension plans are expected to require a contribution of approximately $26 million in 2012. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans is expected to decrease from 89% as at December 31, 2010, to approximately 78% as at December 31, 2011, due to changes in discount rates and the mortality table.

In September 2011, the Canadian Institute of Actuaries issued an Educational Note. This Educational Note offers advice to pension actuaries who are hired to provide guidance to a pension plan sponsor on the selection of the discount rate for a Canadian pension plan under Canadian, U.S., or international accounting standards. After analyzing the recently announced Guidance, the Corporation has decided to retain the current methodology. The new accounting standard IAS19 effective in 2013 may have a significant impact on the valuation of our future pension expense. In addition, recent relief measures allowed by law may have a significant impact on our cash flow requirements if not pursued in the future.

COMMENTS ON THE FOURTH QUARTER OF 2011

In comparison to 2010, sales rose by 17% to $913 million in the fourth quarter of 2011 resulting from higher selling prices, the net contribution of business acquisitions over divestitures and the full consolidation of the results of RdM.

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The operating income excluding specific items was nil, compared to $34 million in Q4 2010. Higher selling prices and the contribution of business acquisitions were more than offset by the negative impacts of lower shipments and higher raw material costs. On a segmented basis, our tissue and European boxboard segments posted better results while our containerboard and specialty products segments experienced weaker profitability. When including specific items, the operating loss amounted to $14 million in comparison to an operating income of $7 million in the same period of last year.

Net loss excluding specific items amounted to $4 million ($0.04 per share) in the fourth quarter of 2011 compared to net earnings of $17 million ($0.17 per share) for the same period last year. Financing expenses were slightly lower than in Q4 2010 while the recovery of income taxes was significantly higher. Including specific items, net earnings were $5 million ($0.05 per share) compared to a net loss of $12 million ($0.12 per share) for the same quarter in 2010. The Corporation incurred some specific items in the fourth quarter of 2011 and 2010 that adversely or positively affected its operating results which are detailed below.

The reconciliation of the specific items by business group is as follows:

	Q4 - 2011
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Discontinued Operations	Consolidated
Operating income (loss)	(13)	(15)	(17)	37	(6)	—	(14)
Depreciation and amortization	13	15	7	13	3	—	51

Operating income (loss) before depreciation and amortization	—	—	(10)	50	(3)	—	37
Specific items:
Gain on disposal and others	—	—	—	(37)	(1)	—	(38)
Inventory adjustment resulting from business acquisition	—	—	—	4	—	—	4
Impairment charge	7	15	12	10	—	—	44
Closure and restructuring costs	1	2	—	—	—	—	3
Unrealized loss (gain) on financial instruments	2	2	—	1	(4)	—	1

	10	19	12	(22)	(5)	—	14
Operating income (loss) before depreciation and amortization—excluding specific items	10	19	2	28	(8)	—	51

Operating income (loss)—excluding specific items	(3)	4	(5)	15	(11)	—	—

	Q4 - 2010
(in millions of Canadian dollars)	Boxboard	Container- board	Specialty Products	Tissue Papers	Corporate Activities	Discontinued Operations	Consolidated
Operating income (loss)	(3)	5	5	8	(5)	(3)	7
Depreciation and amortization	9	17	7	9	2	(6)	38

Operating income (loss) before depreciation and amortization	6	22	12	17	(3)	(9)	45
Specific items:
Loss on disposal and others	7	—	—	—	—	(7)	—
Impairment charge	3	19	—	6	—	—	28
Unrealized loss (gain) on financial instruments	1	(1)	—	—	(1)	—	(1)

	11	18	—	6	(1)	(7)	27
Operating income (loss) before depreciation and amortization–excluding specific items	17	40	12	23	(4)	(16)	72

Operating income (loss)–excluding specific items	8	23	5	14	(6)	(10)	34

The main variances in operating income (loss) in 2011 compared to 2010 are shown below:

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For notes 1 to 4, see definition on page 9.

NEAR-TERM OUTLOOK

Entering 2012, economic indicators suggest positive development in North America and point to an unstable environment in Europe. Demand for our products remains volatile but we should improve our performance in comparison to the same period last year. In particular, we should benefit from the full consolidation of Reno de Medici and Papersource in 2012.

We expect to continue to face challenges in relation to the volatility of raw material costs and the value of the Canadian dollar but we believe there are reasons to be optimistic in 2012 and future years. Indeed, since the latter part of 2011, we have witnessed more favourable market conditions. From a strategic perspective, our plan still stands: modernize, restructure, optimize and innovate. We expect to begin benefiting from decisions taken as part of our strategic plan, particularly with respect to the acquisition of Papersource and the consolidation of some of our operational centers.

To execute our strategy, we plan to invest to improve our operational performance. However we will deploy our capital in a prudent and gradual way to equip Cascades with a portfolio of assets that are competitive from a manufacturing cost and product offering perspective while maintaining an acceptable level of debt. We wish to maintain our financial flexibility and expect to increase it from return generated on capital invested, working capital reduction efforts and supply chain optimization. This will allow us to pursue our growth initiatives and return value to our shareholders, as we have done in the past.

CAPITAL STOCK INFORMATION

As at December 31, 2011, issued and outstanding capital stock consisted of 94,647,165 common shares (96,606,421 as at December 31, 2010), and 5,693,429 stock options were issued and outstanding (5,287,178 as at December 31, 2010). In 2011, 757,170 options were issued at an exercise price of $6.26, 98,307 options were exercised, 25,019 were forfeited and 227,593 expired.

As at March 19, 2012, issued and outstanding capital stock consisted of 94,219,265 common shares and 5,436,816 stock options.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2011:

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Contractual obligations

Payment due by period (in millions of Canadian dollars)	Total	Year 2012	Years 2013 and 2014	Years 2015 and 2016	Thereafter
Long-term debt, including capital and interests	1,942	139	254	671	878
Leases	100	27	34	22	17
Legal settlement	2	2	—	—	—
Pension plans and other post-employment benefits	533	44	126	97	266

Total contractual obligations	2,577	212	414	790	1,161

TRANSACTIONS WITH RELATED PARTIES

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors for the supply of raw materials, including recycled paper, virgin pulp and energy as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totalled $174 million and $170 million for 2011 and 2010 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $58 million and $66 million for 2011 and 2010 respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes and related valuation allowance, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A) IMPAIRMENT

In determining the recoverable amount of an asset or a Cash Generating Unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available and including, among others, production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information on the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

Description of significant impairment testing assumptions

Growth rates

The assumptions used were based on our internal budget. We projected revenues, operating margins and cash flows for a period of five years, and applied a perpetual long-term growth rate thereafter. In arriving at our forecasts, we considered past experience, economic trends such as Gross Domestic Product (“GDP”) growth and inflation, as well as industry and market trends.

Discount rates

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

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Foreign exchange rates

Foreign exchange rates are determined using banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of foreign exchange rates.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of our key assumptions could cause a significant change in the carrying amounts of these assets.

B) INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

C) EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date.

Due to the long-term nature of these plans, such estimates are subject to significant uncertainty.

D) ENVIRONMENTAL CLEAN-UP COSTS

The Corporation expenses environmental disbursements related to existing conditions caused by past or current operations from which no future benefit is discernible. The Corporation’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Corporation determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties when it is probable that such parties are legally responsible or financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may differ from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Corporation to reassess the expected impact of these environmental matters.

E) COLLECTIBILITY OF ACCOUNTS RECEIVABLE

In order to record its accounts receivable at their net realizable value, the Corporation must assess their “collectibility”. A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Corporation has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Corporation’s customers were to deteriorate, their ability to make required payments may become further impaired, and increases in these allowances would be required.

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NEW ACCOUNTING STANDARDS NOT YET ADOPTED

IFRS 9–FINANCIAL INSTRUMENTS

IFRS 9 was issued in November 2009 and contain requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments—Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Corporation has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Corporation: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 10–CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11–JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities–Non-monetary Contributions by Venturers.

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IFRS 12–DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13–FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 19–EMPLOYEE BENEFITS

IAS 19, Employee Benefits, has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in other comprehensive income as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service cost (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past service cost, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification, including redefining short-term and other long-term benefits, guidance on the treatment taxes related to benefit plans, guidance on risk/cost sharing features, and expanded disclosures.

IAS 1–PRESENTATION OF FINANCIAL STATEMENTS

IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in OCI into two groups based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

IFRS 7–FINANCIAL INSTRUMENTS DISCLOSURES

IFRS 7 requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to masternetting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

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CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. They have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Reno de Medici S.p.A. (“RdM”). The design and evaluation of the operating effectiveness of RdM’s disclosure controls and procedures and internal control over financial reporting will be completed within a 12-month period from the date of acquisition.

Audited financial information pertaining to RdM and included in the Corporation’s audited consolidated financial statements as at December 31, 2011, is as follows:

For the 9-month period ended December 31, 2011, unaudited
Results of RdM:
Sales	526
Cost of sales and expenses	507
Depreciation and amortization	28
Operating loss	(9)
Financing expense	5
Loss before income tax and other	(14)
Recovery of income tax	(7)
Share of results of associates and joint ventures	(1)

Net loss	(8)

For the 9-month period ended December 31, 2011, unaudited
Cash flows from RdM:
Cash flows generated (used) from:
Operating activities	39
Investing activities	(19)
Financing activities	(16)

Total	4

As at December 31, 2011, unaudited
Balance sheet of RdM:
Current assets	237
Long-term assets	325
Current liabilities	240
Long-term liabilities	134
Non-controlling interest	108

Further details on this acquisition are disclosed in note 6 of the Corporation’s consolidated financial statements.

Subject to the limitation hereinabove mentioned, the DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and

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reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the Corporation’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the design and operation of disclosure controls were effective as at December 31, 2011.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of ICOFR as at December 31, 2011 based on the framework established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s internal control over financial reporting was effective as at December 31, 2011 and expect to certify the Corporation’s annual filings with the U.S Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes Oxley Act.

No changes were made to the Corporation’s internal controls over financial reporting during the quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its ICOFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)	The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is not able to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these materials present a potential risk to the Corporation’s profit margins, in

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the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades wasn’t able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, if energy prices were to increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American raw material, electricity and natural gas hedging programs as at December 31, 2011, is set out below:

North American Finished Products and Raw Materials Hedging

	Old corrugated containers		Sorted office paper
Quantity hedge		160,000 s.t.		14,500 s.t.
% of annual consumption hedged		7%		4%
Average prices	US$	120/s.t.	US$	187/s.t.
Fair value as at December 31, 2011 (in millions of Canadian dollars)		(0.8)[1]		(0.1)

1	Based on various indexes.

North American Electricity Hedging

	United States		Canada
Electricity consumption		28%	72%
Electricity consumption in a regulated market		53%	76%
% of consumption hedged in a deregulated market (2012)		36%	23%
Average prices (2012—2014)	US$	0.41/KWh	$0.039/KWh
Fair value as at December 31, 2011 (in millions of Canadian dollars)		(0.7)	(1.5)

North American Natural Gas Hedging

	United States		Canada
Natural gas consumption		37%	63%
% of consumption hedged (2012)		62%	44%
Average prices (2012—2017)	US$	5.99/mmBtu	$5.28/GJ
Fair value as at December 31, 2011 (in millions of Canadian dollars)		(10.2)	(21.1)

b)	Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of its markets in which Cascades competes, particularly in tissue and boxboard, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	36

•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs;

•	the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour; and

•	the cost of energy.

Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)	Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2011, sales outside Canada represented approximately 60% of the Corporation’s consolidated sales, including 37% to the United States. In 2011, 29% of sales from Canadian operations were made to the United States.

The Corporation’s international operations present it with a number of risks and challenges, including:

•	the effective marketing of its products in other countries;

•	tariffs and other trade barriers; and

•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Corporation’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. However, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar.

The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in euros in the amount of US$809 million and €98 million respectively.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, the continuing appreciation of the Canadian dollar can affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results.

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To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations, which are partially covered by purchases and debt, management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign-exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Accumulated other comprehensive income” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

North American foreign exchange hedging1

Sell contracts and options:	2012	2013	2013	2017
Total amount in millions of U.S. dollars	66	20	324	200
Estimated % of Sales, net of expenses from Canadian operations	25%	8%	n/a	n/a
Estimated % of US$ denominated debt	n/a	n/a	n/a	27%
Average rate (CAN$)	1.0305	1.0250	1.1930	0.9987

Fair value as at December 31, 2011 (in millions of Canadian dollars)	0.7	0.0	(44.1)	(7.6)

1	See note 27 of the consolidated financial statements for more details on derivatives.

d)	The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries are also subject to the Kyoto protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:

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•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations; or

•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, at properties that it owns or operates, and at properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

e)	Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Corporation’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.

f)	Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2011, the Corporation had approximately 12,150 employees, of whom approximately 10,000 were employees of its Canadian and United States operations. Approximately 43% of the Corporation’s employees are unionized under 43 separate collective bargaining agreements. In addition, in Europe, some of the Corporation’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Corporation’s 43 collective bargaining agreements in North America, 15 will expire in 2012 and 7 more in 2013. The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

g)	Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

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Cascades has established joint ventures and made minority interest investments to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures and minority investments include:

•

three 50%-owned joint ventures with Sonoco Products Corporation, two of which are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers;

•	a 73%-owned interest in Cascades Recovery Inc., a Canadian operator of wastepaper recovery and recycling operations;

•

a 35% interest in Boralex Inc., a Canadian public corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in Canada, the northeastern United States and France; and

•	a 44.31%-owned joint venture interest in RdM, a European manufacturer of recycled boxboard.

Apart from Cascades Recovery, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the Notes could be adversely affected.

In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. Some of the agreements also provide that in the event that a shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the shotgun provision or sell their shares to a third party. The Corporation’s ability to purchase the other shareholders’ interests in these joint ventures if they were to exercise these shotgun provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

On September 13, 2007, we entered into a Combination Agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended on June 12, 2009. It provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its call option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2011, by Cascades to RdM. Cascades may exercise its put option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2012, by Cascades to RdM. The call option price shall be equal to 6.5 times the 2011 audited EBITDA of the Virgin Assets as per the Virgin Assets Financials at December 31, 2011. The put option price shall be equal to 6 times the 2012 audited EBITDA of the Virgin Assets as per the Virgin Assets Financials for the year ended December 31, 2012. Cascades Europe is also granted the right to require that all of the call option price or put option price, as the case may be, be paid in newly issued ordinary shares of RdM.

In 2010, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option to require the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014.

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h)	Acquisitions have been and are expected to continue to be a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations and in improving their operating efficiency;

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses;

•	entry into markets in which Cascades has little or no direct prior experience;

•	the Corporation’s ability to retain key employees of the acquired Corporation;

•	disruptions to the Corporation’s ongoing business; and

•	diversion of management time and resources.

In addition, future acquisitions could result in Cascades incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert management attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.

i)	The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Further, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt to capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

j)	Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 33.1% of the common shares (94,647,165), and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

CASCADES 2011 ANNUAL REPORT MANAGEMENT’S DISCUSSION & ANALYSIS	41

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval;

•	control matters submitted to a shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets; and

•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k)	If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Corporation’s business, its business, financial condition or operating results could be adversely affected.

The Lemaires are key to the Corporation’s management and direction. Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. However, the appointment of Mario Plourde, in February 2011, as new Chief Operating Officer (COO) is a part of the transition process. The new COO has more than 25 years of seniority within the Corporation. Cascades does not carry key man insurance on the Lemaires or any other members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As of December 31, 2011, it had $1.497 billion in outstanding debt on a consolidated basis, including capital-lease obligations. The Corporation also had approximately $540 million available under its revolving credit facility and those of its subsidiaries. On the same basis, its consolidated ratio of total debt to capitalization as of December 31, 2011, was 59.3%. The Corporation’s actual financing expense for 2011 was $100 million. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

On February 10, 2011, the Corporation entered into an agreement to amend and extend, for 4 years, its existing bank credit agreement. Under the terms of the amendment, the existing financial covenants will remain unchanged. As a result of the amendment, the interest rate applicable to borrowings outstanding will be reduced from 2.750% to 2.125%. Also, the amendment did not include the renewal of the term loan in the amount of $100 million as it was repaid in full on December 30, 2010.

In 2009, the Corporation refinanced a portion of its long-term debt to extend its maturity profile from 2013 to 2016, 2017 and 2020.

The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating (outlook)	Moody’s	Standard & Poor’s

2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)

2005–2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB-(negative)

2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB-(stable)

2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)

2009–2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)

2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)

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This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness;

•

increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit its flexibility in planning for, or reacting to, changes in its business and industry; and

•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money;

•	pay dividends on stock or redeem stock or subordinated debt;

•	make investments;

•	sell capital stock in subsidiaries;

•	guarantee other indebtedness;

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations; and

•	enter into a sale of all or substantially all of our assets.

These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Corporation’s senior note indenture along with the Corporation’s credit facility do not apply to its joint ventures. However, for financial reporting purposes, Cascades consolidates these entities’ results and financial position based on its proportionate ownership interest.

The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets

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and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to refinance or restructure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m)	Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture respectively limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n)	Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to resell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments, or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

o)	Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

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The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

p)	Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q)	Enterprise Resource Planning (ERP) implementation.

The Corporation decided to modernize its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system. The Corporation identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Corporation dedicated a project team and required corporate oversight with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010, and in November of 2010 successfully completed a pilot project in one of its plant. The project team has finalized a detailed blueprint for its manufacturing operations and implemented the solution in one of its Tissue Group units at the beginning of November 2011. The project team is continuing to review the blueprint and programming related to its converting operations and to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project.

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